

October 27, 2014

Via E-mail
Joshua Kobza
Principal Executive Officer
10117733 B.C. Unlimited Liability Company
c/o Burger King Worldwide, Inc.
5505 Blue Lagoon Drive
Miami, FL 33126

Re: **1011773 B.C. Unlimited Liability Company**
New Red Canada Partnership
Amendment No. 1 to Registration Statement on Form S-4
Filed October 21, 2014
File No. 333-198769 & -01

Dear Mr. Kobza:

We have reviewed your response to our letter dated October 14, 2014 and have the following additional comments.

Burger King Worldwide's Reasons for the Merger, page 98

1. We note your response to our prior comment 23 and the disclosure that the anticipated tax benefits was one of Burger King Worldwide's reasons to support the transaction. Please revise to disclose the "lower combined effective tax rate" relative to Burger King's current tax rate.

Opinions of Tim Hortons Financial Advisors, page 100

2. We note your response to our prior comments 27, 28, and 30. In each instance where Citi applied its "professional judgment" in determining the range of multiples used in the analysis, please briefly describe the rationale for Citi's professional judgment. Please similarly revise the opinion of RBC Capital Markets.

Selected Precedent Transactions Analysis, page 104

3. We note your response to our prior comment 28. Please discuss the material factors that may limit comparability of the precedent transactions to this transaction given the number of transactions which occurred four or more years ago and the significant range in transaction size.

Opinion of Burger King Worldwide's Financial Advisor, page 113

4. We note your response to our prior comment 31. However, please disclose the material financial forecasts prepared by Tim Hortons management and provided to and examined by the Burger King Worldwide board and its financial advisor. We believe that the Burger King Worldwide shareholders should also receive the same information that the Burger King Worldwide board and its financial advisor reviewed. Please revise the prospectus accordingly.

Treatment of Outstanding Tim Hortons' Equity Awards, page 187

5. We note from your response to our prior comment 37 that the Tim Hortons' common shares to be received in exchange for vested Tim Hortons stock options that are surrendered have been included as part of the purchase price. However, we are unable to determine where such shares have been reflected in the calculation of the purchase price included in Note 3 to the pro forma financial information included on page 250 of the registration statement. Please advise or revise as appropriate.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 244

6. In the introductory paragraph, we note your discussion of the financing transactions you will enter into as part of the acquisition. Based upon your disclosure on page 18 under the heading "Financing," it appears that as part of the transaction you will also enter into a senior secured revolving credit facility in the principal amount of $500 million. Please revise your disclosure, either in the introductory paragraph or within the notes to the pro forma financial information, to explain the reasons this credit facility is not included within the pro forma information.

Notes to unaudited pro forma condensed consolidated balance sheet, page 248

7. Refer to footnote 2(i). We note the disclosure added to footnote 2(i) which indicates that the amount of $442.8 reflected in the table on page 248 includes post-combination expense attributable to the accelerated vesting of outstanding Tim Hortons RSUs and PSUs. Please tell us and revise footnote (i) to disclose the amount of post-combination expense included in such amount and explain in footnote (i) how this expense was calculated or determined. Also, please explain in footnote (i) where the various amounts comprising these fees and expenses have been reflected in the adjustments to your pro forma balance sheet.

8. We note the changes that have been made to footnote 3(b) in response to our prior comment 48 but are unable to determine how you calculated the purchase price range for the transaction of $11,427.0 million to $12,033.0 million, based on Burger King Worldwide's stock prices during the period from August 28, 2014 through October 17, 2014 from $28.48 to $33.82 per share. Please explain to us in further detail how you

calculated or determined this estimated purchase price range for the transaction assuming the Burger King Worldwide stock prices of $28.48 to $33.82 per share.

9. We note from the disclosure in footnote 3(a) that you have reduced the amount of the cash consideration to be paid to the Tim Hortons shareholders by the post-combination expense of $12.8 million associated with the accelerated vesting of the Tim Hortons RSUs and PSUs. We also note from the disclosure in footnote 3(b) that you have reduced the amount assigned to the share consideration to be issued to the Tim Horton's shareholders' by the post-combination expense of $5.2 million associated with the accelerated vesting of Tim Horton's RSUs and PSUs. Please explain in footnotes 3(a) and 3(b) why you believe it is appropriate to reduce the amount of the cash and non-cash consideration being issued in connection with the Tim Horton's acquisition transaction and which comprises the purchase price by the post-combination expense associated with the accelerated vesting of Tim Horton's RSUs and PSUs. Since the holders of the RSUs and PSUs will receive Tim Hortons' shares upon accelerated vesting and will be entitled to share in the merger consideration based on the disclosures included on page 188 of the filing, it is unclear as to why the purchase price would be reduced by post-combination expense associated with the RSUs and PSUs. Also, please explain in footnotes 3(a) and 3(b) how you determined the amount of expense associated with the post-combination service required in connection with the RSUs and PSUs.

10. We note the changes made to footnote 3(f) in response to our prior comment 53. Please revise footnote 3(f) to disclose the specific assumptions that were used to determine the amount of the settlement of the stock-based compensation liability associated with Tim Hortons' share based awards.

11. We note your response to our prior comment 50 in which you explain that although individual Tim Hortons' stockholders can elect to receive all cash or all Holdings common stock in the merger, the aggregate pool of cash to be paid and the aggregate number of Holdings common shares to be issued will not change irrespective of the individual elections made by shareholders. Please revise to include a statement to this effect in the introductory paragraph to the pro forma financial information or in the notes to the pro forma financial information.

12. We note your response to our prior comment 51. Please revise the notes to the pro forma financial information to explain the terms of the transaction in which the Burger King Worldwide shareholders will receive .99 shares of Holdings and .01 newly issued Partnership shares and explain why this transaction has not been reflected in the pro forma financial information. Also, revise the notes to the pro forma financial information to disclose the rights and privileges associated with the exchangeable partnership shares. The disclosures provided in the notes to the pro forma financial information should be in a level of detail consistent with that provided in your response.

13. We note your response to our prior comment 65. In light of the fact that intangible assets are, and specifically the Tim Hortons trade name is, one of the most significant assets on

your balance sheet, please revise the notes to the pro forma financial information to disclose the reasons, as provided in your response, that this is an indefinite lived intangible asset and therefore is not being amortized.

14. We note your response to our prior comment 59 and the revisions made to footnote (8) in response to our prior comment but continue to have concern that your valuation of the warrant to purchase 8.3 million shares of Holdings common stock at an exercise price of $.01 per share may not be appropriate. In this regard, we continue to note that you are using the intrinsic value of a share of Burger King Worldwide common stock to determine the fair value of these warrants. Please note that we do not believe that this valuation methodology gives appropriate consideration to the value of the warrant which is derived from the time until its expiration. Although you indicate that Berkshire plans to exercise this warrant promptly following the closing of the transaction, there is no requirement for Berkshire to do so and since the warrant has a term of five years until its expiration, we continue to believe that the contractual term of this option should be considered and factored into the valuation of these warrants. Please advise or revise as appropriate.

15. Refer to footnote 9(g). Please revise footnote 9(g) to explain the nature and amounts of the costs comprising the non-recurring charges of $49.7 million and $79.6 million that will be incurred by Burger King and Tim Hortons' respectively in connection with the merger transaction.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Twelve Months Ended December 31, 2013, page 250

Notes to unaudited pro forma condensed consolidated statement of operations, page 251

For the Six Months Ended June 30, 2014 page 255

Notes to unaudited pro forma condensed consolidated statement of operations, page 256

16. We note your response to our prior comment 67 and the changes that have been made to footnotes (c)(ii) and (C)(ii) in response to our prior comment but do not believe the changes made were fully responsive to our prior comment. As requested in our prior comment, please revise to disclose the number and terms of the replacement awards that will be issued for Tim Hortons' outstanding RSUs and unvested stock option awards and explain in further detail why you believe historical RSU expense is a reasonable proxy for the amount of expense that will be recognized in connection with these replacement awards. In this regard, we are unclear why Tim Hortons' historical RSU expense provides a reasonable proxy for the expense associated with the replacement awards to be issued in connection with the merger transaction.

17. Refer to footnote (d) on page 258 and footnote (D) on page 264. Please revise to separately disclose the interest rates that were used to compute interest expense associated with the New Term Loan Facility and with the Notes and explain in the footnotes the basis for determining the interest rates used in determining the pro forma adjustments.

Consolidated Capitalization of Holdings and Partnership, page 266

18. We note that the amounts of Holdings short-term borrowings and current portion of long-term debt and capital leases, its total non-current debt and capital leases and its shareholders' equity as of June 30, 2014 as reflected in the table on the bottom of page 266 do not agree to the respective amounts reflected in the June 30, 2014 balance sheet included on page 247. Please reconcile and revise these amounts.

Exhibit 5.1

19. We note you have filed a draft opinion of counsel. Please file prior to effectiveness a signed and dated opinion of counsel with respect to the legality of the shares to be issued. Please also file prior to effectiveness signed and dated exhibits 8.1, 8.2, and 8.3.

You may contact Kristin Shifflett at (202) 551-3381 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: David B. Feirstein
        Kirkland & Ellis LLP